

October 10, 2014

<u>Via E-Mail</u>
Alexander F. Cohen
Latham & Watkins LLP
555 Eleventh Street NW
Suite 1000
Washington, DC 20004

>   **Re: Allergan Inc.**
>   **DEFA14A filed October 9, 2014**
>   **File No. 5-40724**

Dear Mr. Cohen:

    We have reviewed the filing listed above and have the following comments. All defined terms in this letter have the same meaning as in your proxy materials.

1. The news release dated October 9, 2014 and attached to the above filing as exhibit 99.1 contains numerous projections of Allergan's future performance, including forecasts for net sales and non-GAAP diluted EPS attributable to stockholders. Allergan Chairman and CEO David Pyott touts these forecasted figures in asserting that there is a "vast value gap between Valeant's offer and the intrinsic value of Allergan." Projections such as these may be misleading to shareholders, in particular when they are cited as grounds to rebuff an existing offer by a third party. See Note A to Rule 14a-9. Please revise to provide a summary of the assumptions underlying and potential limitations for each of the projected figures in the October 9, 2014 news release.

2. Refer to the quote from Mr. Pyott in our comment above. As previously requested, avoid characterizing opinions or beliefs as fact in your proxy materials.

If you have any questions regarding these comments, please contact me at (202) 551-3263.

>   Sincerely,
>
>   /s/ Christina Chalk
>
>   Christina Chalk
>   Senior Special Counsel
>   Office of Mergers and Acquisitions